CONSENT OF WILSON MIOLA

March 22, 2013

I, Wilson Miola, am responsible for preparing and supervising the preparation of the internal reconciliation of mineral reserves and resources and other technical data of Jaguar Mining Inc. referred to in the annual information form of Jaguar Mining Inc. for the year ended December 31, 2012 ("AIF"), which is incorporated by reference in to this annual report on Form 40-F. I hereby give my consent to the use of my name and references to my involvement in the preparation of such information in the AIF.

I also hereby consent to the incorporation by reference of such information contained in the AIF and the annual report on Form 40-F into the Registration Statement on Form S-8 (Registration No. 333-144969) of Jaguar Mining Inc.

Sincerely,

/s/ Wilson Miola

Wilson Miola

Director of Engineering, Jaguar Mining Inc.